Exhibit 99.1

AirNet Technology Inc. Announces Name Change to Yueda Digital Holding, Ticker Symbol Change to YDKG, and Share Re-designation

BEIJING, Sept. 18, 2025 /PRNewswire/ -- AirNet Technology Inc. (NASDAQ: ANTE) (“AirNet” or the “Company”), today announced that it will change its name to “Yueda Digital Holding” after receiving the Certificate of Incorporation on Change of Name from the Registry of Companies, Cayman Islands, on September 11, 2025, and it will change its ticker symbols from “ANTE” to “YDKG.” Effective on September 19, 2025, the Company will trade under its new name Yueda Digital Holding and new ticker symbol YDKG.

According to the results of the Company’s EGM, as furnished with the Securities and Exchange Commission on Form 6-K on September 5, 2025, the shareholders approved the re-designation of shares, pursuant to which each ordinary share has been re-designated as one Class A ordinary share and each preferred share as one Class B ordinary share.

The Company’s CUSIP number will remain unchanged.

About Yueda Digital Holding (formerly known as AirNet Technology Inc.)

YDKG is a Web3 and digital-economy company with a focus on the long-term accumulation of mainstream cryptocurrencies, whether acquired through treasury allocations, strategic investments, or the proceeds of capital transactions. Its principal business activities include: (i) active treasury management of mainstream digital assets; (ii) exploration of compliant, risk-managed yield opportunities, such as staking, on-chain liquidity provision, and other conservative market activities (where permitted); (iii) selective investments and partnerships in Web3 infrastructure and applications; and (iv) advisory services for enterprises entering the digital-asset economy. YDKG operates with a compliance-first mindset and a security-by-design, aiming to compound long-term value while supporting the growth of open blockchain networks.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; changes in applicable laws or regulations; as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission by the Company. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

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SOURCE AirNet Technology Inc.

Penny Pei, Investor Relations, AirNet Technology Inc., Tel: +86-10-8460-8678, Email: penny@ihangmei.com